Filed pursuant to Rule 424(b)(5)
                                    Registration Statement Nos. 333-75482 and
                                    333-75482-01 and Registration Statement Nos.
                                    333-85218 and 333-85218-01



PROSPECTUS SUPPLEMENT
(To prospectus dated April 24, 2002)

                                5,000,000 SHARES


                            [FPL GROUP LOGO OMITTED]



                                  COMMON STOCK

                                ----------------

   FPL Group, Inc. is offering 5,000,000 shares of its common stock. FPL Group's common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "FPL." On June 6, 2002, the last reported sale price of FPL Group's common stock on the NYSE was $56.60 per share.

   Under a separate prospectus supplement, FPL Group is concurrently offering up to 10,120,000 Equity Units. The Equity Units will initially be in the form of Corporate Units, consisting of debentures of FPL Group Capital Inc, a wholly-owned subsidiary of FPL Group, and contracts to purchase shares of FPL Group's common stock on or about February 16, 2006. The offerings of the Equity Units and the common stock are not contingent upon each other.

                               ----------------

                                             Per Share        Total
                                             ---------        -----

Public offering price..................        $56.60    $283,000,000
Underwriting discount..................         $1.70      $8,500,000
Proceeds to FPL Group (before expenses)        $54.90    $274,500,000

   The underwriters may also purchase up to an additional 750,000 shares of common stock at the public offering price less the underwriting discount within 30 days of the date of this prospectus supplement in order to cover overallotments, if any.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

   Delivery of the shares of common stock is expected to be made on or about June 12, 2002.

                                ----------------

                           Joint Book-Running Managers

GOLDMAN, SACHS & CO.                                        MERRILL LYNCH & CO.

                               Senior Co-Managers

JPMORGAN

                               LEHMAN BROTHERS

                                                           SALOMON SMITH BARNEY

                                   Co-Managers

WACHOVIA SECURITIES
       SCOTIA CAPITAL
             ROBERTSON STEPHENS
                  THE WILLIAMS CAPITAL GROUP, L.P.
                          CREDIT LYONNAIS SECURITIES (USA) INC.
                                   BNY CAPITAL MARKETS, INC.
                                           MELLON FINANCIAL MARKETS, LLC
                                                   SUNTRUST ROBINSON HUMPHREY

                                ----------------

           The date of this prospectus supplement is June 6, 2002.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                           Page
                                                                           ----

      Prospectus Supplement Summary........................................S-3
      Significant Issues Affecting the Energy Industry and FPL Group.......S-6
      Selected Consolidated Income Statement Data of FPL Group and
         Subsidiaries......................................................S-8
      Consolidated Capitalization of FPL Group and Subsidiaries............S-9
      Common Stock Dividends and Price Range..............................S-10
      Use of Proceeds.....................................................S-11
      Underwriting........................................................S-11


                                   PROSPECTUS

      About this Prospectus..................................................2
      Where You Can Find More Information....................................2
      Incorporation by Reference.............................................2
      Safe Harbor Statement under the Private Securities Litigation
         Reform Act of 1995..................................................3
      FPL Group Capital......................................................4
      FPL Group..............................................................4
      Use of Proceeds........................................................4
      Consolidated Ratio of Earnings to Fixed Charges........................4
      Description of Offered Debt Securities.................................5
      Description of the Guarantee..........................................15
      Description of Common Stock...........................................16
      Description of Stock Purchase Contracts and Stock Purchase Units......20
      Plan of Distribution..................................................21
      Experts...............................................................21
      Legal Opinions........................................................22


THE ACCOMPANYING PROSPECTUS IS PART OF A REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS. FPL GROUP HAS NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. FPL GROUP IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS, OR THAT THE INFORMATION INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                          PROSPECTUS SUPPLEMENT SUMMARY

      You should read the following summary in conjunction with the more detailed information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus. This prospectus supplement and the accompanying prospectus contain forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements should be read with the cautionary statements and important factors included in the accompanying prospectus under the heading "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995."

                           FPL GROUP AND SUBSIDIARIES

FPL GROUP

      FPL Group is a public utility holding company headquartered in Juno Beach, Florida. FPL Group's principal subsidiary, Florida Power & Light Company is a regulated utility engaged in the generation, transmission, distribution and sale of electric energy. FPL Group Capital is a wholly-owned subsidiary of FPL Group which owns and provides funding for FPL Group's unregulated operating subsidiaries, the majority of which are engaged in independent power projects. FPL Energy, LLC is a wholly-owned subsidiary of FPL Group Capital formed to aggregate existing unregulated energy-related operations. FPL Energy's participation in the U.S. domestic energy market includes ownership interests in, and the development, construction, management and operation of, energy projects with a net generating capacity of over 5,000 megawatts at year-end 2001. FPL FiberNet, LLC is also a wholly-owned subsidiary of FPL Group Capital and is involved in the sale of wholesale fiber-optic network capacity. The organizational structure of FPL Group and its principal subsidiaries is shown in the following diagram.


                          [ORGANIZATION CHART OMITTED]

FLORIDA POWER & LIGHT COMPANY

      Florida Power & Light Company is FPL Group's largest operating subsidiary, contributing approximately 88% of FPL Group's consolidated revenues for 2001. Florida Power & Light Company supplies electric service throughout most of the east and lower west coasts of Florida. At March 31, 2002, Florida Power & Light Company served more than 4.0 million customer accounts.

      At December 31, 2001, about 93% of Florida Power & Light Company's revenues came from residential customers and commercial customers--which include small businesses. Only 3% of Florida Power & Light Company's total revenues came from industrial customers.

FPL GROUP CAPITAL

      FPL Group Capital holds the capital stock and provides funding for the operating subsidiaries of FPL Group other than Florida Power & Light Company. The business activities of those operating subsidiaries primarily consist of FPL Energy's independent power projects as well as FPL FiberNet.

FPL ENERGY

      FPL Energy was formed in 1998 to aggregate FPL Group's existing unregulated energy-related operations. FPL Energy owns, develops, constructs, manages and operates domestic electric-generating facilities. As of March 31, 2002, FPL Energy had ownership interests in operating independent power projects with a net generating capacity of 5,063 megawatts. Generation capacity spans various regions thereby reducing seasonal volatility on a portfolio basis. The percentage of capacity by region is 36% Central, 28% Northeast, 20% Mid-Atlantic and 16% West. Fuel sources for these projects are 46% natural gas, 28% wind, 15% oil, 7% hydro and 4% other.

FPL FIBERNET

      FPL FiberNet was formed in January 2000 to enhance the value of FPL Group's fiber-optic network assets that were originally built to support Florida Power & Light Company operations. In January 2000, Florida Power & Light Company's existing fiber-optic lines were transferred to FPL FiberNet. FPL FiberNet sells wholesale fiber-optic network capacity to Florida Power & Light Company and other new and existing customers, primarily telephone, cable television, internet and other telecommunications companies. At March 31, 2002, FPL FiberNet's network consisted of approximately 2,500 route miles of fiber which interconnect major cities throughout Florida.

                               RECENT DEVELOPMENTS

      FPL Group announced on April 15, 2002 that it had reached an agreement to buy a majority interest in the Seabrook Nuclear Generating Station ("Seabrook") from a consortium of owners. Under the terms of the agreement, FPL Group will purchase an 88.2% interest, or 1,024 megawatts, in Seabrook for a total of $836.6 million. FPL Group expects that the transaction will close by the end of 2002, pending approvals from federal and state regulatory agencies. Seabrook, a 1,161-megawatt pressurized water reactor that began operating in 1990, is located in New Hampshire and provides approximately 7% of the electrical power in New England.

      In connection with the redemption in 1999 of its one-third ownership interest in Olympus Communications, L.P. ("Olympus"), an indirect subsidiary of FPL Group has a note receivable from a limited partnership, of which Olympus is a general partner. The note receivable is secured by a pledge of the redeemed ownership interest. Olympus is an indirect subsidiary of Adelphia Communications Corporation ("Adelphia"). The note receivable plus accrued interest totaled approximately $127 million at March 31, 2002, and is due on July 1, 2002. On May 17, 2002, Olympus announced that it missed an interest payment due May 15, 2002 on senior notes. Also on May 17, 2002, Adelphia announced that it missed interest and dividend payments due on May 15, 2002 on senior notes and convertible preference stock. On May 31, 2002, Adelphia announced that its failure to deliver certain financial information and related compliance certificates to various financial institutions under certain credit agreements of its subsidiaries has resulted in events of default under those agreements. Adelphia's common stock was delisted from the Nasdaq Stock Market, effective June 3, 2002.

      Based on the most recent publicly available financial information set forth in Olympus' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, total assets of Olympus exceeded liabilities by approximately $3.6 billion and Olympus served 1,787,000 basic subscribers. Olympus has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 or its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 with the Securities and Exchange Commission ("SEC"), and consequently the September 30, 2001 financial information may not be indicative of Olympus' current financial position. It has been reported that the SEC is investigating Adelphia's accounting and disclosure practices relating to off-balance sheet loans. FPL Group is monitoring these developments.

                               CONCURRENT OFFERING

      In addition to the shares of FPL Group's common stock offered by this prospectus supplement, FPL Group is concurrently offering up to 10,120,000 Equity Units (initially consisting of 10,120,000 Corporate Units) by a separate prospectus supplement. Each Corporate Unit will have a stated amount of $50 and initially will consist of (a) a contract to purchase shares of FPL Group's common stock for $50 and (b) an FPL Group Capital debenture with a principal amount of $50. Assuming that the underwriters for that offering exercise in full their option to purchase additional Equity Units, FPL Group may issue between 7,450,344 and 8,940,008 shares of its common stock (depending upon the applicable market value of the common stock) on February 16, 2006, which is the purchase contract settlement date relating to the Equity Units. This offering of common stock and the Equity Units offering are not contingent upon each other.

         SIGNIFICANT ISSUES AFFECTING THE ENERGY INDUSTRY AND FPL GROUP

      There are a number of significant issues affecting the energy industry and FPL Group. Before purchasing the common stock offered by this prospectus supplement, investors should carefully consider these issues and each of the risks and uncertainties associated with these issues, as they relate to FPL Group. These issues and the risks and uncertainties associated with these issues should be read in conjunction with the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. These issues include:

      o FPL Group's energy-related businesses operate in a changing market environment. Various states, other than Florida, have taken measures to deregulate the production and sale of electricity, and other states, including Florida, have from time to time explored deregulation. These markets are subject to change, and FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure. To the extent that competition increases, FPL Group's businesses may be negatively affected.

      o In the future, there may be various legislative and regulatory actions that could impact both FPL Group's regulated and unregulated businesses. Such actions could have significant impact on FPL Group's operations and financial results.

      o There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Group. FPL Group's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair its future financial results. In addition, in keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis which may affect the volatility of FPL Group's financial results.

      o FPL Energy's business depends on transmission facilities owned and operated by others to deliver the power FPL Energy sells at wholesale. If transmission is disrupted, or transmission capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

      o Both Florida Power & Light Company and FPL Energy are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. There are significant costs associated with compliance with these environmental statutes, rules and regulations; and future statutes, rules and regulations could have an even greater financial impact.

      o While the demand for power is increasing throughout most of the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets. The start-up of new facilities in the regional markets in which FPL Energy has facilities could increase competition in the wholesale power market in those regions, which could harm the business, results of operations and financial condition of FPL Group.

      o In response to market conditions as well as recent energy industry and other national events, the financial markets have been disrupted, and the availability and cost of capital for participants in the power industry has been at least temporarily harmed. If FPL Group's access to capital becomes significantly constrained, FPL Group's ability to grow its business would be restricted, its interest costs would likely increase, and its financial condition and results of operations could be harmed.

      o The insurance industry has also been disrupted by recent national events. As a result, the availability of insurance covering risks FPL Group as well as its competitors typically insure against may decrease. In addition, the available insurance may have higher deductibles, higher premiums and more restrictive policy terms.

      o While FPL Group believes that the domestic power industry is undergoing consolidation and that significant acquisition opportunities will be available, FPL Group is likely to confront significant competition for acquisition opportunities. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices or, to the extent that any opportunities are identified, FPL Group may be unable to complete the acquisitions, or, if completed, to successfully integrate them.

      o The development of power generation facilities is subject to substantial risks, including various environmental, engineering, procurement, permitting, fuel supply, construction and transmission risks and, in the case of wind power projects that would be developed after December 31, 2003, the risk that Congress fails to extend the federal production tax credit for wind energy beyond that date. The development of a power project may require FPL Energy to expend significant sums for preliminary engineering, permitting and legal, and other expenses before FPL Energy can determine whether a project is economically feasible. If FPL Energy were unable to complete the development of a facility, FPL Energy might not be able to recover its investment in the project and the investment would have to be written off. No assurance can be given that the development of power generation facilities in the future will be successful.

      o FPL Group has agreed to purchase a number of gas turbines which have not yet been placed in service or assigned to power plants under construction. In the event that FPL Group is unable to utilize the unassigned gas turbines, termination payments of up to approximately $134 million as of April 30, 2002, could be required and would be expensed. Progress payments made on these unassigned turbines through April 30, 2002, totaling approximately $128 million, would reduce any required cash payment.

      o The commencement of operation of a newly constructed power generation facility include many start-up risks, and the continued operation of power generation facilities involves many risks, including the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes as well as the risk of performance below expected levels of output or efficiency. Insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses, including the cost of replacement power purchased on the spot market. Once a facility is in operation, breakdown or failure may prevent the facility from performing under applicable power sales agreements. In certain situations, power sales agreements entered into with a utility may enable the utility to terminate the agreement, or to retain security posted as liquidated damages, if a project fails to achieve commercial operation or certain operating levels by specified dates or otherwise fails to deliver power in accordance with the terms of the agreement.

      The issues and associated risks and uncertainties described above are not the only ones FPL Group may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's businesses in the future.

  SELECTED CONSOLIDATED INCOME STATEMENT DATA OF FPL GROUP AND SUBSIDIARIES

The following material, which is presented in this prospectus supplement solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the more detailed information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus. In the opinion of FPL Group, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the three months ended March 31, 2002 and 2001 have been made. The income statement data for the three months ended March 31, 2002 and March 31, 2001, respectively, is not necessarily indicative of the results that may be expected for an entire year.

                                                (IN MILLIONS, EXCEPT EARNINGS PER SHARE AND RATIOS)
                                                ---------------------------------------------------

                                            THREE MONTHS ENDED
                                                MARCH 31,              TWELVE MONTHS ENDED DECEMBER 31,
                                            ------------------         --------------------------------
                                            2002         2001        2001          2000       1999
                                            ----         ----        ----          ----       ----
                                               (UNAUDITED)

Operating revenues...................     $1,843       $1,941       $8,475       $7,082      $6,438
Net income (loss)....................     $  (56)(a)   $  110(b)    $  781(c)    $  704(d)   $  697(e)
Weighted-average shares
   outstanding (assuming dilution)...      169.3        168.7        168.9        170.2       171.5
Earnings (loss) per share of common
   stock (assuming dilution).........     $(0.33)      $ 0.65       $ 4.62       $ 4.14      $ 4.07
Ratio of earnings to fixed charges...       2.68         2.69         3.77         4.30        5.26


(a) Includes the cumulative effect of adopting Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which was an impairment loss of $365 million ($222 million after-tax) and a reduction to earnings per share of $1.31 and favorable settlement of litigation with the Internal Revenue Service of $30 million, which was an increase to earnings per share of $.18.

(b) Includes merger-related costs which reduced net income and earnings per share by $19 million and $.11, respectively.

(c) Includes merger-related costs which reduced net income and earnings per share by $19 million and $.11, respectively, and the positive effect associated with applying Statement of Financial Accounting Standards No. 133 which increased net income and earnings per share by $8 million and $.04, respectively.

(d) Includes merger-related costs which reduced net income and earnings per share by $41 million and $.24, respectively.

(e) Includes effects of a gain on sale of Adelphia stock which increased net income and earnings per share by $96 million and $.56, respectively, an impairment loss on Maine assets which reduced net income and earnings per share by $104 million and $.61, respectively, settlement of litigation between Florida Power & Light Company and Florida Municipal Power Agency which reduced net income and earnings per share by $42 million and $.25, respectively, and a gain on the redemption of a one-third ownership interest in a cable limited partnership which increased net income and earnings per share by $66 million and $.39, respectively.

          CONSOLIDATED CAPITALIZATION OF FPL GROUP AND SUBSIDIARIES

                                 (IN MILLIONS)

                                  OUTSTANDING               ADJUSTED(A)
                                       AT             ---------------------
                                AT MARCH 31, 2002     AMOUNT       PERCENT
                                -----------------     ------       -------
                                    (UNAUDITED)
Common Shareholders'
  Equity(b) .................       $ 5,813           $ 6,044         50.2%
Long-term debt (excluding
  current maturities)........       $ 5,333           $ 5,773         47.9%
Preferred stock of Florida
  Power & Light Company
  without sinking
  fund requirements..........       $   226           $   226          1.9%
                                    -------           -------        ------
     Total Capitalization....       $11,372           $12,043        100%
                                    =======           =======        ======

(a) To give effect to (i) the issuance of 5,000,000 shares of common stock and
(ii) the concurrent offering of 8,800,000 Corporate Units at an initial public offering price of $50.00 (assuming in each case the underwriters do not exercise their overallotment option). The underwriters have an option to purchase up to an additional 750,000 shares of common stock within 30 days of the date of this prospectus supplement in order to cover overallotments, if any. The underwriters have an option to purchase up to an additional 1,320,000 Corporate Units not later than 12 days after the date the Corporate Units are initially issued in order to cover overallotments, if any, provided, however, that FPL Group may in its discretion extend such period up to 30 days after the date of the prospectus supplement for that offering. Adjusted amounts do not reflect any possible future issuance and sale from time to time by FPL Group or its subsidiaries of additional debt and equity securities.

(b) Also reflects an adjustment of $44 million representing the present value of the contract adjustment payments payable in connection with the Equity Units (assuming the underwriters do not exercise their overallotment option).

                     COMMON STOCK DIVIDENDS AND PRICE RANGE

      FPL Group and its predecessor, Florida Power & Light Company, have paid dividends on the common stock each year since 1944. FPL Group's 225th consecutive quarterly dividend on its common stock was paid on March 15, 2002 to holders of record on February 20, 2002 in the amount of $0.58 per share and on May 24, 2002 FPL Group declared a quarterly dividend of $0.58 per share payable on June 17, 2002 to holders of record on June 7, 2002. Purchasers of the FPL Group common stock offered hereby will not be entitled to receive this quarterly dividend. It is generally the practice of FPL Group to pay dividends quarterly on the 15th day of March, June, September and December. The payment of dividends is within the sole discretion of the Board of Directors. As a practical matter, the ability of FPL Group to pay dividends on its common stock is dependent upon dividends paid to it by its subsidiaries, primarily Florida Power & Light Company. See "Description of Common Stock" in the accompanying prospectus. The high and low prices of FPL Group common stock, as reported on the NYSE consolidated tape (NYSE ticker symbol: "FPL"), and dividends paid per share, for the periods indicated, are presented below:

                                   Price Range
                             ---------------------------      Dividends
                             High              Low         Paid Per Share
                             ----              ---         --------------

2000
  First Quarter              $48.25            $36.38           $0.54
  Second Quarter              50.81             41.81            0.54
  Third Quarter               67.13             47.13            0.54
  Fourth Quarter              73.00             59.38            0.54

2001
  First Quarter              $71.63            $54.81           $0.56
  Second Quarter              63.15             54.55            0.56
  Third Quarter               60.50             51.21            0.56
  Fourth Quarter              57.28             52.16            0.56

2002
  First Quarter              $60.10            $51.13           $0.58
  Second Quarter
   (through June 6,
   2002)                      65.31             56.60             --

      FPL Group has a Dividend Reinvestment and Common Share Purchase Plan ("DRP") under which holders of its common stock and Florida Power & Light Company's preferred stock may automatically reinvest cash dividends on all or some of their shares and/or invest additional optional cash payments with a minimum of $100 per quarter in additional shares of FPL Group's common stock without payment of any brokerage commission or service charge by the shareholder. FPL Group reserves the right to refuse cumulative optional cash payments over $100,000 per participant for any calendar year, and in the event it exercises this right, the amount of payment in excess of $100,000 will be returned. Under the DRP, the price of shares of FPL Group's common stock purchased is 100% of the average of the daily high and low sale prices of the common stock as reported on the Consolidated Tape for the NYSE listed companies for the period of the last three days on which the common stock was traded immediately preceding the quarterly dividend payment date.

      Shares of FPL Group's common stock are offered for sale under the DRP only by means of a separate prospectus available upon request from FPL Group.

      A number of provisions that are in FPL Group's articles of incorporation and by-laws will make it difficult for another company to acquire FPL Group and for a holder of FPL Group common stock to receive any related takeover premium for its shares. See "Description of Common Stock--Voting Rights and Non-Cumulative Voting" and "Description of Common Stock--Preferred Share Purchase Rights" in the accompanying prospectus.

                                 USE OF PROCEEDS

      The information in this section adds to the information in the "Use of Proceeds" section on page 4 of the accompanying prospectus. Please read these two sections together.

      FPL Group will add the net proceeds from the sale of the common stock to its general funds. FPL Group expects to use its general funds to repay a portion of commercial paper and short-term debt issued to fund investments by FPL Group Capital in independent power projects. In addition, FPL Group expects to use its general funds to support the Seabrook acquisition as well as additions to its wind energy portfolio. As of June 6, 2002, FPL Group Capital had an aggregate of $1.23 billion of commercial paper and short-term debt outstanding, which had maturities of up to 181 days and which had annual interest rates ranging from 1.90% to 2.35%. FPL Group will temporarily invest in short-term instruments any proceeds that are not immediately required for these purposes.

      FPL Group Capital will add the net proceeds from the concurrent offering of the Equity Units to its general funds. FPL Group Capital expects to use its general funds for the same purposes described above.

                                  UNDERWRITING

      The information in this section adds to the information in the "Plan of Distribution" section on page 21 of the accompanying prospectus. Please read these two sections together.

      FPL Group is selling the common stock to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. Subject to certain conditions, FPL Group has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the number of shares of common stock set forth opposite that underwriter's name in the table below:


                                                    NUMBER OF
         UNDERWRITER                                 SHARES
         -----------                                 ------

Goldman, Sachs & Co...........................      1,625,000
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.........................      1,625,000
J.P. Morgan Securities Inc. ..................        325,000
Lehman Brothers Inc. .........................        325,000
Salomon Smith Barney Inc. ....................        325,000
First Union Securities, Inc...................        237,500
Scotia Capital (USA) Inc. ....................        137,500
Robertson Stephens, Inc. .....................        100,000
The Williams Capital Group, L.P. .............         87,500
Credit Lyonnais Securities (USA) Inc. ........         75,000
BNY Capital Markets, Inc......................         50,000
Mellon Financial Markets, LLC.................         50,000
SunTrust Capital Markets, Inc. ...............         37,500
                                                    ---------
         Total................................      5,000,000
                                                    =========

      Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the shares of common stock if they buy any of them. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the shares of common stock to the public when and if the underwriters buy the shares from FPL Group.

      The expenses in connection with the offer and sale of the shares, other than underwriting discounts, are estimated at $250,000. This estimate includes expenses relating to printing, transfer agent fees and legal fees, among other expenses. The underwriters have agreed to make a payment to FPL Group in lieu of reimbursement of expenses in connection with the offering.

      FPL Group has agreed to indemnify the underwriters against, or contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

COMMISSIONS AND DISCOUNTS

      The shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to $1.02 per share. Any such securities dealer may resell any shares of common stock purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price of up to $0.10 per share. If all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms.

      The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters and proceeds before expenses to FPL Group. The information is presented assuming either no exercise or full exercise by the underwriters of the overallotment option to purchase up to 750,000 additional shares of FPL Group's common stock.

                                                                             Without Exercise     With Exercise
                                                            Per Share           of Option           of Option
                                                            ---------           ---------           ---------

        Public offering price.....................             $56.60           $283,000,000       $325,450,000
        Underwriting discount.....................              $1.70             $8,500,000         $9,775,000
        Proceeds, before expenses, to FPL Group...             $54.90           $274,500,000       $315,675,000


OVERALLOTMENT OPTION

      FPL Group has granted an option to the underwriters to purchase up to an additional 750,000 shares of its common stock at the public offering price less the underwriting discount. The underwriters may exercise this option from time to time for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase approximately the same percentage of additional shares as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares set forth next to the names of all underwriters in the preceding table.

NO SALE OF SIMILAR SECURITIES

      FPL Group has agreed, for a period of 90 days after the date of this prospectus supplement, to not, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the representatives of the underwriters, directly or indirectly, offer, pledge, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, or enter into any agreement to sell, any Corporate Units, purchase contracts or FPL Group common stock, or any securities of FPL Group similar to the Corporate Units, purchase contracts or FPL Group common stock or any security convertible into or exchangeable or exercisable for Corporate Units, purchase contracts or its common stock, with certain exceptions, including shares of its common stock and Equity Units issued pursuant to this offering of its common stock and the concurrent offering of Equity Units, shares of its common stock or options for shares of its common stock issued pursuant to or sold in connection with any employee or director benefit or compensation, dividend reinvestment, stock option or other incentive and stock purchase plans or shareholder rights plan of FPL Group and its subsidiaries, shares issuable in connection with Treasury Units or Corporate Units to be created or recreated upon substitution of pledged securities, or shares of its common stock issuable upon settlement of the Corporate Units or Treasury Units or other similar securities issued by FPL Group and Equity Units issued pursuant to the concurrent offering by FPL Group.

NEW YORK STOCK EXCHANGE LISTING

      FPL Group's common stock is listed on the NYSE under the symbol "FPL."

PRICE STABILIZATION AND SHORT POSITIONS

      Until the distribution of the shares of common stock offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing the shares of FPL Group common stock. However, the underwriters may engage in transactions that stabilize the price of FPL Group common stock, such as bids or purchases that peg, fix or maintain that price.

      In connection with the offering, the underwriters may make short sales of the FPL Group common stock. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of shares of common stock than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing common stock in the open market. In determining the source of common stock to close out the covered short position, the representatives of the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase the common stock through the overallotment option. Naked short sales are sales in excess of the overallotment option. The representatives must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the representatives are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than it would otherwise be in the absence of these transactions.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased FPL Group common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Neither FPL Group nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither FPL Group nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. The underwriters may also engage in such transactions in connection with the concurrent offering of FPL Group's Equity Units.

ELECTRONIC PROSPECTUS

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Merrill Lynch will be facilitating distribution for this offering to certain of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares of common stock for sale to its online brokerage customers. An electronic prospectus supplement is available on the internet website maintained by Merrill Lynch. Other than the prospectus supplement in electronic format, the information on the Merrill Lynch website is not intended to be part of this prospectus supplement.

SELLING RESTRICTIONS

      Each underwriter has represented, warranted and agreed that:

      o it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of FPL Group common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995;

      o it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares of FPL Group common stock in circumstances in which section 21(1) of the FSMA does not apply to FPL Group; and

      o it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to shares of FPL Group in, from or otherwise involving the United Kingdom.

      The shares of FPL Group common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

OTHER RELATIONSHIPS

      The underwriters are also underwriting the concurrent offering of FPL Group's Equity Units. In addition, certain of the underwriters and their affiliates engage in transactions with, and perform services for, FPL Group, its subsidiaries and its affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with FPL Group, its subsidiaries and its affiliates.

MISCELLANEOUS

      First Union Securities, Inc. is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and non-bank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC, a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling group member in the distribution of these securities.

PROSPECTUS

                                 $2,000,000,000
                                AGGREGATE AMOUNT

                                ----------------


                              FPL GROUP CAPITAL INC
                                 DEBT SECURITIES


             THE DEBT SECURITIES WILL BE ABSOLUTELY, IRREVOCABLY AND
                          UNCONDITIONALLY GUARANTEED BY

                                 FPL GROUP, INC.
                                 ---------------



                                 FPL GROUP, INC.
           COMMON STOCK WITH ATTACHED PREFERRED SHARE PURCHASE RIGHTS

                            STOCK PURCHASE CONTRACTS

                                       AND

                              STOCK PURCHASE UNITS
                  --------------------------------------------

         FPL Group, Inc. and FPL Group Capital Inc may offer from time to time up to an aggregate of $2,000,000,000 of their securities. FPL Group and FPL Group Capital will provide specific terms of the securities, including the offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

         FPL Group's common stock is listed on the New York Stock Exchange and trades under the symbol "FPL."

         FPL Group and FPL Group Capital may offer these securities directly or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. The "Plan of Distribution" section on page 21 of this prospectus also provides more information on this topic.

         Both FPL Group's and FPL Group Capital's principal executive offices are located at 700 Universe Boulevard, Juno Beach, Florida 33408, telephone number (561) 694-4000, and their mailing address is P.O. Box 14000, Juno Beach, Florida 33408-0420.

                  --------------------------------------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 April 24, 2002

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that FPL Group and FPL Group Capital have filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this shelf registration process, FPL Group and FPL Group Capital may sell the securities or combinations of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities that FPL Group and/or FPL Group Capital may offer. Each time FPL Group and/or FPL Group Capital sells securities, FPL Group and/or FPL Group Capital will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

         For more detailed information about the securities, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

                       WHERE YOU CAN FIND MORE INFORMATION

         FPL Group files annual, quarterly and other reports and other information with the SEC. You can read and copy any information filed by FPL Group with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

         In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including FPL Group. FPL Group also maintains an Internet site (http://www.fplgroup.com).

         FPL Group Capital does not file reports or other information with the SEC. FPL Group includes summarized financial information relating to FPL Group Capital in some of its reports filed with the SEC. FPL Group does not intend to include any separate financial information with respect to FPL Group Capital in its consolidated financial statements because FPL Group and FPL Group Capital have determined that this information is not material to the holders of FPL Group Capital's debt securities.

                           INCORPORATION BY REFERENCE

         The SEC allows FPL Group Capital and FPL Group to "incorporate by reference" the information that FPL Group files with the SEC, which means that FPL Group Capital and FPL Group may, in this prospectus, disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that FPL Group files in the future with the SEC will automatically update and supersede this information. FPL Group Capital and FPL Group are incorporating by reference the document listed below and any future filings FPL Group makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until FPL Group and/or FPL Group Capital sell all of these securities:

         (1) FPL Group's Annual Report on Form 10-K for the year ended December 31, 2001.

         (2) FPL Group's Current Report on Form 8-K filed with the SEC on April 5, 2002 (excluding that portion furnished under Item 9).

         You may request a copy of these documents, at no cost to you, by writing or calling Robert J. Reger, Jr., Esq., Thelen Reid & Priest LLP, 40 West 57th Street, New York, New York, 10019, (212) 603-2000.

                           SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, FPL Group and FPL Group Capital are hereby filing cautionary statements identifying important factors that could cause FPL Group's and FPL Group Capital's actual results to differ materially from those projected in forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of FPL Group or FPL Group Capital that are made in this prospectus or any supplement to this prospectus, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "projection" or "outlook") are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any of those statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause FPL Group's or FPL Group Capital's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group or FPL Group Capital.

         Any forward-looking statement speaks only as of the date on which that statement is made, and neither FPL Group nor FPL Group Capital undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

         Some important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements include changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978 and the Public Utility Holding Company Act of 1935, and changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission, the Florida Public Service Commission and the U.S. Nuclear Regulatory Commission, with respect to:

         (1) allowed rates of return, including but not limited to, return on common equity and equity ratio limits,

         (2)      industry and rate structure,

         (3)      operation of nuclear power facilities,

         (4) acquisition, disposal, depreciation and amortization of assets and facilities,

         (5)      operation and construction of plant facilities,

         (6)      recovery of fuel and purchased power costs,

         (7)      decommissioning costs, and

         (8) present or prospective wholesale and retail competition, including, but not limited to, retail wheeling and transmission costs.

         The business and profitability of FPL Group and FPL Group Capital are also influenced by economic and geographic factors including:

         (1)      political and economic risks,

         (2) changes in and compliance with environmental and safety laws and policies,

         (3) weather conditions, including natural disasters such as hurricanes,

         (4)      population growth rates and demographic patterns,

         (5)      competition for retail and wholesale customers,

         (6) availability, pricing and transportation of fuel and other energy commodities,

         (7)      market demand for energy,

         (8) changes in tax rates or policies or in rates of inflation or in accounting standards,

         (9)      unanticipated delays or changes in costs for capital projects,

         (10) unanticipated changes in operating expenses and capital expenditures,

         (11)     capital market conditions,

         (12)     competition for new energy development opportunities, and

         (13) legal and administrative proceedings, whether civil, such as environmental, or criminal, and settlements.

         All of these factors are difficult to predict, contain uncertainties that may materially affect actual results, and are beyond the control of FPL Group and FPL Group Capital.

                                FPL GROUP CAPITAL

         FPL Group Capital was incorporated in 1985 as a Florida corporation and is a wholly-owned subsidiary of FPL Group. FPL Group Capital holds the capital stock of, and provides funding for, FPL Group's operating subsidiaries other than Florida Power & Light Company. These operating subsidiaries' business activities primarily consist of independent power projects.

                                    FPL GROUP

         FPL Group is a holding company incorporated in 1984 as a Florida corporation. FPL Group's principal subsidiary, Florida Power & Light Company, is engaged in the generation, transmission, distribution and sale of electric energy. Other operations are conducted through FPL Group Capital.

                                 USE OF PROCEEDS

         Unless otherwise stated in a prospectus supplement, FPL Group Capital and FPL Group will each add the net proceeds from the sale of these securities to its respective general funds. FPL Group uses its general funds for corporate purposes, including to provide funds for its subsidiaries. FPL Group Capital uses its general funds for corporate purposes, including to repay short-term borrowings and to redeem or repurchase outstanding long-term debt obligations. FPL Group Capital and FPL Group will each temporarily invest any proceeds that it does not need to use immediately in short-term instruments.

                 CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

         The following table shows FPL Group's consolidated ratio of earnings to fixed charges for each of its last five fiscal years:

                           Years Ended December 31,
              ----------------------------------------------------

               2001        2000       1999       1998       1997
               ----        ----       ----       ----       ----
               3.77        4.30       5.26       3.88       4.09

                     DESCRIPTION OF OFFERED DEBT SECURITIES

         GENERAL. FPL Group Capital will issue its debt securities, in one or more series, under an Indenture, dated as of June 1, 1999, between FPL Group Capital and The Bank of New York, as Trustee. This Indenture, as it may be amended and supplemented from time to time, is referred to in this prospectus as the "Indenture." The Bank of New York, as Trustee under the Indenture, is referred to in this prospectus as the "Indenture Trustee." These debt securities are referred to in this prospectus as the "Offered Debt Securities."

         The Indenture provides for the issuance of debentures, notes or other debt by FPL Group Capital in an unlimited amount from time to time. The Offered Debt Securities and all other debentures, notes or other debt of FPL Group Capital issued under the Indenture are collectively referred to in this prospectus as the "Debt Securities."

         This section briefly summarizes some of the terms of the Offered Debt Securities and some of the provisions of the Indenture. This summary does not contain a complete description of the Offered Debt Securities. You should read this summary together with the Indenture and the officer's certificates or other documents establishing the Offered Debt Securities for a complete understanding of the provisions that may be important to you and for the definitions of some terms used in this summary. The Indenture, the form of officer's certificate that may be used to establish a series of Offered Debt Securities and a form of Offered Debt Securities are on file with the SEC and are incorporated by reference in this prospectus. In addition, the Indenture is subject to the provisions of the Trust Indenture Act of 1939. You should read the Trust Indenture Act of 1939 for a complete understanding of provisions that may be important to you.

         Each series of Offered Debt Securities will have different terms. FPL Group Capital will include some or all of the following information about a specific series of Offered Debt Securities in the prospectus supplement(s) relating to those Offered Debt Securities:

         (1)      the title of those Offered Debt Securities,

         (2) any limit upon the aggregate principal amount of those Offered Debt Securities,

         (3) the date(s) on which FPL Group Capital will pay the principal of those Offered Debt Securities,

         (4) the rate(s) of interest on those Offered Debt Securities, or how the rate(s) of interest will be determined, the date(s) from which interest will accrue, the dates on which FPL Group Capital will pay interest and the record date for any interest payable on any interest payment date,

         (5) the person to whom FPL Group Capital will pay interest on those Offered Debt Securities on any interest payment date, if other than the person in whose name those Offered Debt Securities are registered at the close of business on the record date for that interest payment,

         (6) the place(s) at which or methods by which FPL Group Capital will make payments on those Offered Debt Securities and the place(s) at which or methods by which the registered owners of those Offered Debt Securities may transfer or exchange those Offered Debt Securities and serve notices and demands to or upon FPL Group Capital,

         (7) the security registrar and any paying agent or agents for those Offered Debt Securities,

         (8) any date(s) on which, the price(s) at which and the terms and conditions upon which FPL Group Capital may, at its option, redeem those Offered Debt Securities, in whole or in part, and any restrictions on those redemptions,

         (9) any sinking fund or other provisions or options held by the registered owners of those Offered Debt Securities that would obligate FPL Group Capital to repurchase or redeem those Offered Debt Securities,

         (10) the denominations in which FPL Group Capital may issue those Offered Debt Securities, if other than denominations of $1,000 and any integral multiple of $1,000,

         (11) the currency or currencies in which FPL Group Capital may pay the principal of or premium, if any, or interest on those Offered Debt Securities (if other than in U.S. dollars),

         (12) if FPL Group Capital or a registered owner may elect to pay, or receive, principal of or premium, if any, or interest on those Offered Debt Securities in a currency other than that in which those Offered Debt Securities are stated to be payable, the terms and conditions upon which that election may be made,

         (13) if FPL Group Capital will, or may, pay the principal of or premium, if any, or interest on those Offered Debt Securities in securities or other property, the type and amount of those securities or other property and the terms and conditions upon which FPL Group Capital or a registered owner may elect to pay or receive those payments,

         (14) if the amount payable in respect of principal of or premium, if any, or interest on those Offered Debt Securities may be determined by reference to an index or other fact or event ascertainable outside of the Indenture, the manner in which those amounts will be determined,

         (15) the portion of the principal amount of those Offered Debt Securities that FPL Group Capital will pay upon declaration of acceleration of the maturity of those Offered Debt Securities, if other than the entire principal amount of those Offered Debt Securities,

         (16) any events of default with respect to those Offered Debt Securities and any covenants of FPL Group Capital for the benefit of the registered owners of those Offered Debt Securities, other than those specified in the Indenture,

         (17) the terms, if any, pursuant to which those Offered Debt Securities may be converted into or exchanged for shares of capital stock or other securities of FPL Group Capital or any other entity,

         (18) a definition of "Eligible Obligations" under the Indenture with respect to those Offered Debt Securities denominated in a currency other than U.S. dollars, and any other provisions for the reinstatement of FPL Group Capital's indebtedness in respect of those Offered Debt Securities after their satisfaction and discharge,

         (19) if FPL Group Capital will issue those Offered Debt Securities in global form, necessary information relating to the issuance of those Offered Debt Securities in global form,

         (20) if FPL Group Capital will issue those Offered Debt Securities as bearer securities, necessary information relating to the issuance of those Offered Debt Securities as bearer securities,

         (21) any limits on the rights of the registered owners of those Offered Debt Securities to transfer or exchange those Offered Debt Securities or to register their transfer, and any related service charges,

         (22) any exceptions to the provisions governing payments due on legal holidays or any variations in the definition of business day with respect to those Offered Debt Securities,

         (23) other than the Guarantee described under "Description of the Guarantee" below, any collateral security, assurance, or guarantee for those Offered Debt Securities, and

         (24) any other terms of those Offered Debt Securities that are not inconsistent with the provisions of the Indenture (Indenture, Section 301).

         FPL Group Capital may sell Offered Debt Securities at a discount below their principal amount. Some of the important United States Federal income tax considerations applicable to Offered Debt Securities sold at a discount below their principal amount may be discussed in the related prospectus supplement. In addition, some of the important United States Federal income tax or other considerations applicable to any Offered Debt Securities that are denominated in a currency other than U.S. dollars may be discussed in the related prospectus supplement.

         Except as otherwise stated in the related prospectus supplement, the covenants in the Indenture would not give registered owners of Offered Debt Securities protection in the event of a highly-leveraged transaction involving FPL Group Capital.

         SECURITY AND RANKING. The Offered Debt Securities will be unsecured obligations of FPL Group Capital. The Indenture does not limit FPL Group Capital's ability to provide security with respect to other Debt Securities. All Debt Securities issued under the Indenture will rank equally and ratably with all other Debt Securities issued under the Indenture, except to the extent that FPL Group Capital elects to provide security with respect to any Debt Security without providing that security to all outstanding Debt Securities as allowed under the Indenture. The Indenture does not limit FPL Group Capital's ability to issue other unsecured debt.

         FPL Group Capital is a holding company that derives substantially all of its income from its operating subsidiaries. The Debt Securities therefore will be effectively subordinated to debt and preferred stock issued by those subsidiaries. The Indenture does not limit the amount of debt which may be incurred and preferred stock issuable by FPL Group Capital's subsidiaries.

         PAYMENT AND PAYING AGENTS. Except as stated in the related prospectus supplement, on each interest payment date FPL Group Capital will pay interest on each Offered Debt Security to the person in whose name that Offered Debt Security is registered as of the close of business on the record date relating to that interest payment date. However, on the date that the Offered Debt Securities mature, FPL Group Capital will pay the interest to the person to whom it pays the principal. Also, if FPL Group Capital has defaulted in the payment of interest on any Offered Debt Security, it may pay that defaulted interest to the registered owner of that Offered Debt Security:

         (1) as of the close of business on a date that the Indenture Trustee selects, which may not be more than 15 days or less than 10 days before the date that FPL Group Capital proposes to pay the defaulted interest, or

         (2) in any other lawful manner that does not violate the requirements of any securities exchange on which that Offered Debt Security is listed and that the Indenture Trustee believes is acceptable (Indenture, Section 307).

         Unless otherwise stated in the related prospectus supplement, the principal, premium, if any, and interest on the Offered Debt Securities at maturity will be payable when such Offered Debt Securities are presented at the main corporate trust office of The Bank of New York, as paying agent, in The City of New York. FPL Group Capital may change the place of payment on the Offered Debt Securities, appoint one or more additional paying agents, including itself, and remove any paying agent (Indenture, Section 602).

         TRANSFER AND EXCHANGE. Unless otherwise stated in the related prospectus supplement, Offered Debt Securities may be transferred or exchanged at the main corporate trust office of The Bank of New York, as security registrar, in The City of New York. FPL Group Capital may change the place for transfer and exchange of the Offered Debt Securities and may designate one or more additional places for that transfer and exchange.

         Except as otherwise stated in the related prospectus supplement, there will be no service charge for any transfer or exchange of the Offered Debt Securities. However, FPL Group Capital may require payment of any tax or other governmental charge in connection with any transfer or exchange of the Offered Debt Securities.

         FPL Group Capital will not be required to transfer or exchange any Offered Debt Security selected for redemption. Also, FPL Group Capital will not be required to transfer or exchange any Offered Debt Security during a period of 15 days before selection of Offered Debt Securities to be redeemed (Indenture, Section 305).

         DEFEASANCE. FPL Group Capital may, at any time, elect to have all of its obligations discharged with respect to all or a portion of any Debt Securities. To do so, FPL Group Capital must irrevocably deposit with the Indenture Trustee or any paying agent, in trust:

         (1) money in an amount that will be sufficient to pay all or that portion of the principal, premium, if any, and interest due and to become due on those Debt Securities, on or prior to their maturity, or

         (2) in the case of a deposit made prior to the maturity of that series of Debt Securities,

                  (a) direct obligations of, or obligations unconditionally guaranteed by, the United States and entitled to the benefit of its full faith and credit that do not contain provisions permitting their redemption or other prepayment at the option of their issuer, and

                  (b) certificates, depositary receipts or other instruments that evidence a direct ownership interest in those obligations or in any specific interest or principal payments due in respect of those obligations that do not contain provisions permitting their redemption or other prepayment at the option of their issuer, the principal of and the interest on which, when due, without any regard to reinvestment of that principal or interest, will provide money that, together with any money deposited with or held by the Indenture Trustee, will be sufficient to pay all or that portion of the principal, premium, if any, and interest due and to become due on those Debt Securities, on or prior to their maturity, or

         (3) a combination of (1) and (2) that will be sufficient to pay all or that portion of the principal, premium, if any, and interest due and to become due on those Debt Securities, on or prior to their maturity (Indenture, Section 701).

         LIMITATION ON LIENS. So long as any Debt Securities remain outstanding, FPL Group Capital will not secure any indebtedness with a lien on any shares of the capital stock of any of its majority-owned subsidiaries, which shares of capital stock FPL Group Capital now or hereafter directly owns, unless FPL Group Capital equally secures all Debt Securities. However, this restriction does not apply to or prevent:

         (1) any lien on capital stock created at the time FPL Group Capital acquires that capital stock, or within 270 days after that time, to secure all or a portion of the purchase price for that capital stock,

         (2) any lien on capital stock existing at the time FPL Group Capital acquires that capital stock (whether or not FPL Group Capital assumes the obligations secured by the lien and whether or not the lien was created in contemplation of the acquisition),

         (3) any extensions, renewals or replacements of the liens described in (1) and (2) above, or of any indebtedness secured by those liens; provided, that,

                  (a) the principal amount of indebtedness secured by those liens immediately after the extension, renewal or replacement may not exceed the principal amount of indebtedness secured by those liens immediately before the extension, renewal or replacement, and

                  (b) the extension, renewal or replacement lien is limited to no more than the same proportion of all shares of capital stock as were covered by the lien that was extended, renewed or replaced, or

         (4) any lien arising in connection with court proceedings; provided, that, either

                  (a) the execution or enforcement of that lien is effectively stayed within 30 days after entry of the corresponding judgment (or the corresponding judgment has been discharged within that 30 day period) and the claims secured by that lien are being contested in good faith by appropriate proceedings,

                  (b) the payment of that lien is covered in full by insurance and the insurance company has not denied or contested coverage, or

                  (c) so long as that lien is adequately bonded, any appropriate legal proceedings that have been duly initiated for the review of the corresponding judgement, decree or order have not been fully terminated or the periods within which those proceedings may be initiated have not expired.

         Liens on any shares of the capital stock of any of FPL Group Capital's majority-owned subsidiaries, which shares of capital stock FPL Group Capital now or hereafter directly owns, other than liens described in (1) through (4) above, are referred to in this prospectus as "Restricted Liens." The foregoing limitation does not apply to the extent that FPL Group Capital creates any Restricted Liens to secure indebtedness that, together with all other indebtedness of FPL Group Capital secured by Restricted Liens, does not at the time exceed 5% of FPL Group Capital's Consolidated Capitalization (Indenture,
Section 608).

         For this purpose, "Consolidated Capitalization" means the sum of:

         (1)      Consolidated Shareholders' Equity;

         (2) Consolidated Indebtedness for borrowed money (exclusive of any amounts which are due and payable within one year); and, without duplication

         (3) any preference or preferred stock of FPL Group Capital or any Consolidated Subsidiary which is subject to mandatory redemption or sinking fund provisions.

         The term "Consolidated Shareholders' Equity" as used above means the total assets of FPL Group Capital and its Consolidated Subsidiaries less all liabilities of FPL Group Capital and its Consolidated Subsidiaries. As used in this definition, the term "liabilities" means all obligations which would, in accordance with generally accepted accounting principles, be classified on a balance sheet as liabilities, including without limitation:

         (1) indebtedness secured by property of FPL Group Capital or any of its Consolidated Subsidiaries whether or not FPL Group Capital or such Consolidated Subsidiary is liable for the payment thereof unless, in the case that FPL Group Capital or such Consolidated Subsidiary is not so liable, such property has not been included among the assets of FPL Group Capital or such Consolidated Subsidiary on such balance sheet,

         (2)      deferred liabilities, and

         (3) indebtedness of FPL Group Capital or any of its Consolidated Subsidiaries that is expressly subordinated in right and priority of payment to other liabilities of FPL Group Capital or such Consolidated Subsidiary.

As used in this definition, "liabilities" includes preference or preferred stock of FPL Group Capital or any Consolidated Subsidiary only to the extent of any such preference or preferred stock that is subject to mandatory redemption or sinking fund provisions.

         The term "Consolidated Indebtedness" means total indebtedness as shown on the consolidated balance sheet of FPL Group Capital and its Consolidated Subsidiaries.

         The term "Consolidated Subsidiary," means at any date any direct or indirect majority-owned subsidiary whose financial statements would be consolidated with those of FPL Group Capital in FPL Group Capital's consolidated financial statements as of such date in accordance with generally accepted accounting principles (Indenture, Section 608).

         The foregoing limitation does not limit in any manner the ability of:

         (1) FPL Group Capital to place liens on any of its assets other than the capital stock of directly held, majority-owned subsidiaries,

         (2) FPL Group Capital or FPL Group to cause the transfer of its assets or those of its subsidiaries, including the capital stock covered by the foregoing restrictions,

         (3)      FPL Group to place liens on any of its assets, or

         (4) any of the direct or indirect subsidiaries of FPL Group Capital or FPL Group (other than FPL Group Capital) to place liens on any of their assets.

         CONSOLIDATION, MERGER, AND SALE OF ASSETS. Under the Indenture, FPL Group Capital may not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any entity, unless:

         (1) the entity formed by that consolidation, or the entity into which FPL Group Capital is merged, or the entity that acquires or leases FPL Group Capital's property and assets, is an entity organized and existing under the laws of the United States, any State or the District of Columbia and that entity expressly assumes FPL Group Capital's obligations on all Debt Securities and under the Indenture,

         (2) immediately after giving effect to the transaction, no event of default under the Indenture and no event that, after notice or lapse of time or both, would become an event of default under the Indenture exists, and

         (3) FPL Group Capital delivers an officer's certificate and an opinion of counsel to the Indenture Trustee, as provided in the Indenture (Indenture, Section 1101).

         The Indenture does not restrict FPL Group Capital in a merger in which FPL Group Capital is the surviving entity.

         EVENTS OF DEFAULT. Each of the following is an event of default under the Indenture with respect to the Debt Securities of any series:

         (1) failure to pay interest on the Debt Securities of that series within 30 days after it is due,

         (2) failure to pay principal or premium, if any, on the Debt Securities of that series when it is due,

         (3) failure to comply with any other covenant in the Indenture, other than a covenant that does not relate to that series of Debt Securities, that continues for 90 days after FPL Group Capital receives written notice from the Indenture Trustee or FPL Group Capital and the Indenture Trustee receive written notice from the registered owners of at least 33% in principal amount of the Debt Securities of that series,

         (4) certain events of bankruptcy, insolvency or reorganization of FPL Group Capital, and

         (5) any other event of default specified with respect to the Debt Securities of that series (Indenture, Section 801).

         An event of default with respect to the Debt Securities of a particular series will not necessarily constitute an event of default with respect to Debt Securities of any other series issued under the Indenture.

         REMEDIES. If an event of default applicable to the Debt Securities of one or more series, but not applicable to all outstanding Debt Securities, exists, then either the Indenture Trustee or the registered owners of at least 33% in aggregate principal amount of the Debt Securities of each of those series may declare the principal of and interest on all the Debt Securities of that series to be due and payable immediately. However, under the Indenture, some Debt Securities may provide for a specified amount less than their entire principal amount to be due and payable upon that declaration. These Debt Securities are defined as "Discount Securities" in the Indenture.

         If the event of default is applicable to all outstanding Debt Securities, then only the Indenture Trustee or the registered owners of at least 33% in aggregate principal amount of all outstanding Debt Securities of all series, voting as one class, and not the registered owners of any one series, may make a declaration of acceleration. However, the event of default giving rise to the declaration relating to any series of Debt Securities will be automatically waived, and that declaration and its consequences will be automatically rescinded and annulled, if, at any time after that declaration and before a judgment or decree for payment of the money due has been obtained:

         (1) FPL Group Capital deposits with the Indenture Trustee a sum sufficient to pay:

                  (a) all overdue interest on all Debt Securities of that series,

                  (b) the principal of and any premium on any Debt Securities of that series that have become due for reasons other than that declaration, and interest that is then due,

                  (c)      interest on overdue interest for that series, and

                  (d) all amounts due to the Indenture Trustee under the Indenture, and

         (2) any other event of default with respect to the Debt Securities of that series has been cured or waived as provided in the Indenture (Indenture, Section 802).

         Other than its obligations and duties in case of an event of default under the Indenture, the Indenture Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request or direction of any of the registered owners, unless those registered owners offer reasonable indemnity to the Indenture Trustee (Indenture, Section 903). If they provide this reasonable indemnity, the registered owners of a majority in principal amount of any series of Debt Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee, with respect to the Debt Securities of that series. However, if an event of default under the Indenture relates to more than one series of Debt Securities, only the registered owners of a majority in aggregate principal amount of all affected series of Debt Securities, considered as one class, will have the right to make that direction. Also, the direction must not violate any law or the Indenture, and may not expose the Indenture Trustee to personal liability in circumstances where its indemnity would not, in the Indenture Trustee's sole discretion, be adequate (Indenture, Section 812).

         No registered owner of Debt Securities of any series will have any right to institute any proceeding under the Indenture, or any remedy under the Indenture, unless:

         (1) that registered owner has previously given to the Indenture Trustee written notice of a continuing event of default with respect to the Debt Securities of that series,

         (2) the registered owners of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an event of default under the Indenture exists, considered as one class, have made written request to the Indenture Trustee, and have offered reasonable indemnity to the Indenture Trustee to institute that proceeding in its own name as trustee, and

         (3) the Indenture Trustee has failed to institute any proceeding, and has not received from the registered owners of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an event of default under the Indenture exists, considered as one class, a direction inconsistent with that request, within 60 days after that notice, request and offer (Indenture, Section 807).

However, these limitations do not apply to a suit instituted by a registered owner of a Debt Security for the enforcement of payment of the principal of or any premium or interest on that Debt Security on or after the applicable due date specified in that Debt Security (Indenture, Section 808).

         FPL Group Capital is required to deliver to the Indenture Trustee an annual statement as to its compliance with all conditions and covenants under the Indenture (Indenture, Section 606).

         MODIFICATION AND WAIVER. Without the consent of any registered owner of Debt Securities, FPL Group Capital and the Indenture Trustee may amend or supplement the Indenture for any of the following purposes:

         (1) to provide for the assumption by any permitted successor to FPL Group Capital of FPL Group Capital's obligations under the Indenture and the Debt Securities in the case of a merger or consolidation or a conveyance, transfer or lease of its assets,

         (2) to add covenants of FPL Group Capital or to surrender any right or power conferred upon FPL Group Capital by the Indenture,

         (3)      to add any additional events of default,

         (4) to change, eliminate or add any provision of the Indenture, provided that if that change, elimination or addition will materially adversely affect the interests of the registered owners of Debt Securities of any series or tranche, that change, elimination or addition will become effective with respect to that series or tranche only

                  (a) when the consent of the registered owners of Debt Securities of that series or tranche has been obtained, or

                  (b) when no Debt Securities of that series or tranche remain outstanding under the Indenture,

         (5)      to provide security for all but not a part of the Debt
                  Securities,

         (6) to establish the form or terms of Debt Securities of any other series or tranche,

         (7) to provide for the authentication and delivery of bearer securities and the related coupons and for other matters relating to those bearer securities,

         (8) to accept the appointment of a successor Indenture Trustee with respect to the Debt Securities of one or more series and to change any of the provisions of the Indenture as necessary to provide for the administration of the trusts under the Indenture by more than one trustee,

         (9) to add procedures to permit the use of a non-certificated system of registration for the Debt Securities of all or any series or tranche,

         (10)     to change any place where

                  (a) the principal of and premium, if any, and interest on all or any series or tranche of Debt Securities are payable,

                  (b) all or any series or tranche of Debt Securities may be transferred or exchanged, and

                  (c) notices and demands to or upon FPL Group Capital in respect of Debt Securities and the Indenture may be served, or

         (11) to cure any ambiguity or inconsistency or to add or change any other provisions with respect to matters and questions arising under the Indenture, provided those changes or additions may not materially adversely affect the interests of the registered owners of Debt Securities of any series or tranche (Indenture, Section 1201).

         The registered owners of a majority in aggregate principal amount of the Debt Securities of all series then outstanding may waive compliance by FPL Group Capital with certain restrictive provisions of the Indenture (Indenture, Section 607). The registered owners of a majority in principal amount of the outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and a default with respect to certain restrictive covenants or provisions of the Indenture that cannot be modified or amended without the consent of the registered owner of each outstanding Debt Security of that series affected (Indenture, Section 813).

         In addition to any amendments described above, if the Trust Indenture Act of 1939 is amended after the date of the Indenture in a way that requires changes to the Indenture or in a way that permits changes to, or the elimination of, provisions that were previously required by the Trust Indenture Act of 1939, the Indenture will be deemed to be amended to conform to that amendment of the Trust Indenture Act of 1939 or to make those changes, additions or eliminations. FPL Group Capital and the Indenture Trustee may, without the consent of any registered owners, enter into supplemental indentures to make that amendment (Indenture, Section 1201).

         Except for any amendments described above, the consent of the registered owners of a majority in aggregate principal amount of the Debt Securities of all series then outstanding, considered as one class, is required for all other modifications to the Indenture. However, if less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the registered owners of a majority in aggregate principal amount of outstanding Debt Securities of all directly affected series, considered as one class, is required. But, if FPL Group Capital issues any series of Debt Securities in more than one tranche and if the proposed supplemental indenture directly affects the rights of the registered owners of Debt Securities of less than all of those tranches, then the consent only of the registered owners of a majority in aggregate principal amount of the outstanding Debt Securities of all directly affected tranches, considered as one class, will be required. However, none of those amendments or modifications may:

         (1) change the dates on which the principal of or interest on a Debt Security is due without the consent of the registered owner of that Debt Security,

         (2) reduce any Debt Security's principal amount or rate of interest (or the amount of any installment of that interest) or change the method of calculating that rate without the consent of the registered owner of that Debt Security,

         (3) reduce any premium payable upon the redemption of a Debt Security without the consent of the registered owner of that Debt Security,

         (4) change the currency (or other property) in which a Debt Security is payable without the consent of the registered owner of that Debt Security,

         (5) impair the right to sue to enforce payments on any Debt Security on or after the date that it states that the payment is due (or, in the case of redemption, on or after the redemption date) without the consent of the registered owner of that Debt Security,

         (6) reduce the percentage in principal amount of the outstanding Debt Security of any series or tranche whose owners must consent to an amendment, supplement or waiver without the consent of the registered owner of each outstanding Debt Security of that series or tranche,

         (7) reduce the requirements for quorum or voting of any series or tranche without the consent of the registered owner of each outstanding Debt Security of that series or tranche, or

         (8) modify certain of the provisions of the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the Debt Securities of any series or tranche, without the consent of the registered owner of each outstanding Debt Security affected by the modification.

         A supplemental indenture that changes or eliminates any provision of the Indenture that has expressly been included only for the benefit of one or more particular series or tranches of Debt Securities, or that modifies the rights of the registered owners of Debt Securities of that series or tranche with respect to that provision, will not affect the rights under the Indenture of the registered owners of the Debt Securities of any other series or tranche (Indenture, Section 1202).

         The Indenture provides that, in order to determine whether the registered owners of the required principal amount of the outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture, or whether a quorum is present at the meeting of the registered owners of Debt Securities, Debt Securities owned by FPL Group Capital or any other obligor upon the Debt Securities or any affiliate of FPL Group Capital or of that other obligor (unless FPL Group Capital, that affiliate or that obligor owns all Debt Securities outstanding under the Indenture, determined without regard to this provision) will be disregarded and deemed not to be outstanding.

         If FPL Group Capital solicits any action under the Indenture from registered owners of Debt Securities, FPL Group Capital may, at its option, by signing a written request to the Indenture Trustee, fix in advance a record date for determining the registered owners of Debt Securities entitled to take that action. However, FPL Group Capital will not be obligated to do this. If FPL Group Capital does do this, that action may be taken before or after that record date, but only the registered owners of record at the close of business on that record date will be deemed to be registered owners of Debt Securities for the purposes of determining whether registered owners of the required proportion of the outstanding Debt Securities have authorized that action. For these purposes, the outstanding Debt Securities will be computed as of the record date. Any action of a registered owner of any Debt Security under the Indenture will bind every future registered owner of that Debt Security, or any Debt Security replacing that Debt Security, with respect to anything that the Indenture Trustee or FPL Group Capital do, fail to do, or allow to be done in reliance on that action, whether or not that action is noted upon that Debt Security (Indenture, Section 104).

         RESIGNATION OF INDENTURE TRUSTEE. The Indenture Trustee may resign at any time with respect to any series of Debt Securities by giving written notice of its resignation to FPL Group Capital. Also, the registered owners of a majority in principal amount of the outstanding Debt Securities of one or more series of Debt Securities may remove the Indenture Trustee any time with respect to the Debt Securities of that series, by delivering an instrument evidencing this action to the Indenture Trustee and FPL Group Capital. The resignation or removal of the Indenture Trustee and the appointment of a successor trustee will not become effective until a successor trustee accepts its appointment.

         Except with respect to an Indenture Trustee appointed by the registered owners of Debt Securities, the Indenture Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture if:

         (1) no event of default under the Indenture or event that, after notice or lapse of time, or both, would become an event of default under the Indenture exists, and

         (2) FPL Group Capital has delivered to the Indenture Trustee a resolution of its Board of Directors appointing a successor trustee and that successor trustee has accepted that appointment in accordance with the terms of the Indenture (Indenture, Section 910).

         NOTICES. Notices to registered owners of Debt Securities will be sent by mail to the addresses of those registered owners as they appear in the security register for those Debt Securities (Indenture, Section 106).

         TITLE. FPL Group Capital, the Indenture Trustee, and any agent of FPL Group Capital or the Indenture Trustee, may treat the person in whose name a Debt Security is registered as the absolute owner of that Debt Security, whether or not that Debt Security is overdue, for the purpose of making payments and for all other purposes, regardless of any notice to the contrary (Indenture, Section
308).

         GOVERNING LAW. The Indenture and the Debt Securities will be governed by, and interpreted in accordance with, the laws of the State of New York, without regard to New York's conflict of law principles, except to the extent that the law of any other jurisdiction is mandatorily applicable.

         REGARDING THE INDENTURE TRUSTEE. In addition to acting as Indenture Trustee, The Bank of New York acts as security registrar and paying agent under the Indenture, as Guarantee Trustee under the Guarantee Agreement described under "Description of the Guarantee" below and would act as purchase contract agent under a purchase contract agreement described under "Description of Stock Purchase Contracts and Stock Purchase Units" below. FPL Group Capital also maintains various banking and trust relationships with The Bank of New York.

                          DESCRIPTION OF THE GUARANTEE

         GENERAL. This section briefly summarizes some of the provisions of the Guarantee Agreement, dated as of June 1, 1999, between FPL Group and The Bank of New York, as Guarantee Trustee. The Guarantee Agreement was executed for the benefit of the Indenture Trustee, which holds the Guarantee Agreement for the benefit of registered owners of the Debt Securities covered by the Guarantee Agreement. This summary does not contain a complete description of the Guarantee Agreement. You should read this summary together with the Guarantee Agreement for a complete understanding of the provisions that may be important to you. The Guarantee Agreement is on file with the SEC and is incorporated by reference in this prospectus. In addition, the Guarantee Agreement is qualified as an indenture under the Trust Indenture Act of 1939 and is therefore subject to the provisions of the Trust Indenture Act of 1939. You should read the Trust Indenture Act of 1939 for a complete understanding of provisions that may be important to you.

         Under the Guarantee Agreement, FPL Group absolutely, irrevocably and unconditionally guarantees the prompt and full payment, when due and payable (including upon acceleration or redemption), of the principal, interest and premium, if any, on the Debt Securities that are covered by the Guarantee Agreement to the registered owners of those Debt Securities, according to the terms of those Debt Securities and the Indenture. Pursuant to the Guarantee Agreement, all of the Debt Securities are covered by the Guarantee Agreement except Debt Securities that by their terms are expressly not entitled to the benefit of the Guarantee Agreement. All of the Offered Debt Securities will be covered by the Guarantee Agreement. This guarantee is referred to in this prospectus as the "Guarantee." FPL Group is only required to make these payments if FPL Group Capital fails to pay or provide for punctual payment of any of those amounts on or before the expiration of any applicable grace periods (Guarantee Agreement, Section 5.01). In the Guarantee Agreement, FPL Group has waived its right to require the Guarantee Trustee, the Indenture Trustee or the registered owners of Debt Securities covered by the Guarantee Agreement to exhaust their remedies against FPL Group Capital prior to bringing suit against FPL Group (Guarantee Agreement, Section 5.06).

         The Guarantee is a guarantee of payment when due (i.e., the guaranteed party may institute a legal proceeding directly against FPL Group to enforce its rights under the Guarantee Agreement without first instituting a legal proceeding against any other person or entity). The Guarantee is not a guarantee of collection (Guarantee Agreement, Section 5.01).

         SECURITY AND RANKING. The Guarantee is an unsecured obligation of FPL Group, and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of FPL Group. There is no limit on the amount of other indebtedness, including guarantees, that FPL Group may incur or issue.

         FPL Group is a holding company that derives substantially all of its income from its operating subsidiaries. Therefore, the Guarantee is effectively subordinated to debt and preferred stock incurred or issued by FPL Group's subsidiaries. Neither the Indenture nor the Guarantee Agreement places any limit on the amount of debt or preferred stock that FPL Group's subsidiaries may incur or issue.

         EVENTS OF DEFAULT. An event of default under the Guarantee Agreement will occur upon the failure of FPL Group to perform any of its payment obligations under the Guarantee Agreement (Guarantee Agreement, Section 1.01). The registered owners of a majority of the aggregate principal amount of the outstanding Debt Securities covered by the Guarantee Agreement have the right to:

         (1) direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to the Guarantee Agreement, or

         (2) direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee Agreement. (Guarantee Agreement, Section 3.01).

         The Guarantee Trustee must give notice of any event of default under the Guarantee Agreement known to the Guarantee Trustee to the registered owners of Debt Securities covered by the Guarantee Agreement within 90 days after the occurrence of that event of default, in the manner and to the extent provided in subsection (c) of Section 313 of the Trust Indenture Act of 1939, unless such event of default has been cured or waived prior to the giving of such notice (Guarantee Agreement, Section 2.07).

         The Guarantee Trustee, the Indenture Trustee and the registered owners of Debt Securities covered by the Guarantee Agreement have all of the rights and remedies available under applicable law and may sue to enforce the terms of the Guarantee Agreement and to recover damages for the breach of the Guarantee Agreement. The remedies of each of the Guarantee Trustee, the Indenture Trustee and the registered owners of Debt Securities covered by the Guarantee Agreement, to the extent permitted by law, are cumulative and in addition to any other remedy now or hereafter existing at law or in equity. At the option of any of the Guarantee Trustee, the Indenture Trustee or the registered owners of Debt Securities covered by the Guarantee Agreement, that person or entity may join FPL Group in any lawsuit commenced by that person or entity against FPL Group Capital with respect to any obligations under the Guarantee Agreement. Also, that person or entity may recover against FPL Group in that lawsuit, or in any independent lawsuit against FPL Group, without first asserting, prosecuting or exhausting any remedy or claim against FPL Group Capital (Guarantee Agreement, Section 5.06).

         FPL Group is required to deliver to the Guarantee Trustee an annual statement as to its compliance with all conditions under the Guarantee Agreement (Guarantee Agreement, Section 2.04).

         MODIFICATION. FPL Group and the Guarantee Trustee may, without the consent of any registered owner of Debt Securities covered by the Guarantee Agreement, agree to any changes to the Guarantee Agreement that do not materially adversely affect the rights of registered owners. The Guarantee Agreement also may be amended with the prior approval of the registered owners of a majority in aggregate principal amount of all outstanding Debt Securities covered by the Guarantee Agreement. However, the right of any registered owner of Debt Securities covered by the Guarantee Agreement to receive payment under the Guarantee Agreement on the due date of the Debt Securities held by that registered owner, or to institute suit for the enforcement of that payment on or after that due date, may not be impaired or affected without the consent of that registered owner (Guarantee Agreement, Section 6.01).

         REGARDING THE GUARANTEE TRUSTEE. In addition to acting as Guarantee Trustee, The Bank of New York acts as Indenture Trustee under the Indenture and would act as purchase contract agent under a purchase contract agreement. FPL Group and its subsidiaries also maintain various banking and trust relationships with The Bank of New York.

         TERMINATION OF THE GUARANTEE AGREEMENT. The Guarantee Agreement will terminate and be of no further force and effect upon full payment of all Debt Securities covered by the Guarantee Agreement (Guarantee Agreement, Section 5.05).

         GOVERNING LAW. The Guarantee Agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles thereunder, except to the extent that the law of any other jurisdiction is mandatorily applicable (Guarantee Agreement, Section 5.07).

                           DESCRIPTION OF COMMON STOCK

         GENERAL. The following statements describing FPL Group's common stock are not intended to be a complete description. They are qualified in their entirety by reference to FPL Group's Restated Articles of Incorporation ("Charter") and its bylaws, and where applicable, to the Restated Articles of Incorporation of Florida Power & Light Company, and to the Mortgage and Deed of

Trust, dated as of January 1, 1944, between Florida Power & Light Company and Bankers Trust Company, as Trustee, as amended and supplemented (the "Mortgage"). Reference is also made to the laws of the State of Florida.

         FPL Group's authorized capital stock consists of 300,000,000 shares of common stock, $.01 par value, and 100,000,000 shares of serial preferred stock, $.01 par value. As of the date of this prospectus, 175,959,537 shares of common stock were issued and outstanding and no shares of serial preferred stock were issued and outstanding. See "Description of Common Stock--Preferred Share Purchase Rights." The common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto. The outstanding shares of common stock are, and when issued the shares offered hereby will be, fully paid and nonassessable.

         All outstanding common stock is listed on the NYSE and trades under the symbol "FPL". The registrar and transfer agent for the common stock is Equiserve Trust Company, N.A.

         DIVIDEND RIGHTS. Each share of common stock is entitled to participate equally with respect to dividends declared on the common stock out of funds legally available for the payment thereof.

         The Charter of FPL Group does not limit the dividends that can be paid on the common stock. However, as a practical matter, the ability of FPL Group to pay dividends on its common stock is dependent upon dividends paid to it by its subsidiaries, primarily Florida Power & Light Company. Florida Power & Light Company's ability to pay dividends is limited by restrictions contained in Florida Power & Light Company's Restated Articles of Incorporation and in the Mortgage. However, these restrictions do not currently limit Florida Power & Light Company's ability to pay dividends to FPL Group.

         VOTING RIGHTS AND NON-CUMULATIVE VOTING. In general, the holders of common stock are entitled to one vote per share for the election of directors and for other corporate purposes. The Charter:

         (1) permits the shareholders to remove a director only for cause and only by the affirmative vote of 75% in voting power of the outstanding shares of common stock and other outstanding voting stock, voting as a class;

         (2) provides that a vacancy on the Board of Directors may be filled only by the remaining directors;

         (3) permits shareholders to take action only at an annual meeting, or a special meeting duly called by certain officers, the Board of Directors or the holders of a majority in voting power of the outstanding shares of voting stock entitled to vote on the matter;

         (4) requires the affirmative vote of 75% in voting power of the outstanding shares of voting stock to approve certain Business Combinations with an Interested Shareholder (as defined below) or its affiliate, unless approved by a majority of the Continuing Directors (as defined below) or, in certain cases, unless certain minimum price and procedural requirements are met; and

         (5) requires the affirmative vote of 75% in voting power of the outstanding shares of voting stock to amend the by-laws or to amend certain provisions of the Charter including those provisions discussed in (1) through (4) above.

Such provisions may have significant effects on the ability of the shareholders to change the composition of an incumbent Board of Directors or to benefit from certain transactions which are opposed by an incumbent Board of Directors.

         The term "Interested Shareholder" is defined in the Charter to include a security holder who owns 10% or more in voting power of the outstanding shares of voting stock, and the term "Continuing Director" is defined in the Charter to include any director who is not an affiliate of an Interested Shareholder. The above provisions dealing with Business Combinations involving FPL Group and an Interested Shareholder may discriminate against a security holder who becomes an

Interested Shareholder by reason of the beneficial ownership of such amount of common or other voting stock. The term "Business Combination" is defined in the Charter to include:

         (1) any merger or consolidation of FPL Group or any direct or indirect majority-owned subsidiary with (a) an Interested Shareholder or (b) any other corporation which is, or after such merger or consolidation would be, an affiliate of an Interested Shareholder;

         (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition in one transaction or a series of transactions to or with any Interested Shareholder or any affiliate of an Interested Shareholder of assets of FPL Group or any direct or indirect majority-owned subsidiary having an aggregate fair market value of $10,000,000 or more;

         (3) the issuance or transfer by FPL Group or any direct or indirect majority-owned subsidiary in one transaction or a series of transactions of any securities of FPL Group or any subsidiary to any Interested Shareholder or any affiliate of any Interested Shareholder in exchange for cash, securities or other property, or a combination thereof, having an aggregate fair market value of $10,000,000 or more;

         (4) the adoption of any plan or proposal for the liquidation or dissolution of FPL Group proposed by or on behalf of an Interested Shareholder or an affiliate of an Interested Shareholder; or

         (5) any reclassification of securities, including any reverse stock split, or recapitalization, of FPL Group, or any merger or consolidation of FPL Group with any of its direct or indirect majority-owned subsidiaries or any other transaction which has the direct or indirect effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of FPL Group or any direct or indirect wholly-owned subsidiary which is directly or indirectly owned by any Interested Shareholder or any affiliate of any Interested Shareholder.

         The holders of common stock do not have cumulative voting rights, and therefore the holders of more than 50% of a quorum (majority) of the outstanding shares of common stock can elect all of FPL Group's directors. Unless otherwise provided in the Charter or the by-laws or in accordance with applicable law, the affirmative vote of a majority of the total number of shares represented at a meeting and entitled to vote is required for shareholder action on a matter. Voting rights for the election of directors or otherwise, if any, for any series of the serial preferred stock, will be established by the Board of Directors when such series is issued.

         LIQUIDATION RIGHTS. After satisfaction of creditors and payments due the holders of serial preferred stock, if any, the holders of common stock are entitled to share ratably in the distribution of all remaining assets.

         PREFERRED SHARE PURCHASE RIGHTS. The following statements describing FPL Group's preferred share purchase rights (each, a "Right") are not intended to be a complete description. They are qualified in their entirety by reference to the form of Rights Agreement, dated as of July 1, 1996, between FPL Group and Equiserve Trust Company, N.A., as successor Rights Agent, as amended by an Amendment to Rights Agreement, dated as of July 30, 2000, each as filed with the SEC.

         On June 17, 1996, FPL Group's Board of Directors declared a dividend of one Right for each outstanding share of common stock. Thereafter, until the Distribution Date (as defined below), FPL Group will issue one Right with each newly issued share of common stock. Each Right (prior to the expiration or redemption of the Rights) will entitle the holder thereof to purchase from FPL Group one-hundredth of a share of FPL Group's Series A Junior Participating Preferred Stock, $.0l par value (Junior Preferred Shares), at an exercise price of $120 per Right (Purchase Price), subject to adjustment. Until the Distribution Date, the Rights are represented by the common stock certificates, and are not exercisable or transferable apart from the common stock. The Distribution Date is the earlier to occur of:

         (1) the tenth day after the public announcement that a person or group has acquired beneficial ownership of 10% or more of the common stock, or

         (2) the tenth business day after a person commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the common stock. At any time before a person or group becomes a 10% holder, the Board of Directors may extend the 10-day period.

Separate certificates evidencing the Rights will be mailed to holders of the common stock as of the close of business on the Distribution Date. The Rights are exercisable at any time after the Distribution Date, unless earlier redeemed, or exchanged, and could then begin trading separately from the common stock. The Rights do not have any voting rights and are not entitled to dividends.

         If a person or group becomes a 10% holder, each Right not owned by the 10% holder would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the exercise price of the Right. In the event that FPL Group is acquired in a merger or other business combination transaction, or 50% or more of FPL Group's assets or earning power are sold or otherwise transferred, after a person or group has become a 10% holder, each Right will entitle its holder to purchase, at the exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.

         The Rights are redeemable by FPL Group's Board of Directors in whole, but not in part, at $.01 per Right at any time prior to the time that a person or group acquires beneficial ownership of 10% or more of the outstanding common stock. The Rights will expire on June 30, 2006 (unless the expiration date is extended or the Rights are earlier redeemed or exchanged as described below).

         The Purchase Price, and the number of Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution

         (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Shares,

         (2) as a result of the grant to holders of Junior Preferred Shares of certain rights or warrants to subscribe for or purchase Junior Preferred Shares at a price, or securities convertible into Junior Preferred Shares with a conversion price, at less than the current market price of Junior Preferred Shares, or

         (3) as a result of the distribution to holders of Junior Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The number of Rights and the number of Junior Preferred Shares purchasable upon exercise of each Right are also subject to adjustment in the event of a stock split, subdivision, consolidation, combination or common stock dividend on the common stock prior to the Distribution Date.

         The Board of Directors of FPL Group may exchange the Rights at an exchange ratio of one share of common stock per Right at any time that is

         (1) after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding common stock; and

         (2) before the acquisition by a person or group of 50% or more of the outstanding common stock.

         The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire FPL Group without conditioning the offer on the redemption of the Rights or on the acquisition of a certain number of Rights. The Rights beneficially owned by that person or group may become null and void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of

FPL Group, since the Rights may be redeemed by FPL Group at $.01 per Right prior to the time that a person or group has acquired beneficial ownership of 10% or more of the common stock.

         The Junior Preferred Shares purchasable upon exercise of the Rights will be entitled to cumulative quarterly dividends in preference to the common stock at a rate per share equal to the greater of $10 and 100 times the dividend declared on the common stock for such quarter. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each Junior Preferred Share will be entitled to receive 100 times the amount and type of consideration received per share of common stock. In the event of a liquidation of FPL Group, the holders of Junior Preferred Shares will be entitled to receive in preference to the common stock the greater of $100 per share and 100 times the payment made per share of common stock. FPL Group has the right to issue other serial preferred stock ranking prior to the Junior Preferred Shares with respect to dividend and liquidation preferences. The Junior Preferred Shares will be redeemable after June 30, 2006, at FPL Group's option, in whole or in part, at a redemption price per share equal to the greater of

         (1)      the per share Purchase Price, and

         (2)      the then current market price of a Junior Preferred Share.

Each Junior Preferred Share will have 100 votes on all matters submitted to a vote of the shareholders of FPL Group, voting together with the common stock. The rights of the Junior Preferred Shares as to dividends, liquidation, redemption and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation, redemption and voting rights of the Junior Preferred Shares, the value of the interest in a Junior Preferred Share purchasable upon the exercise of each Right should approximate the value of one share of common stock.

         The Board of Directors of FPL Group may amend the Rights Agreement and the Rights, without the consent of the holders of the Rights. However, any amendment adopted after a person or group becomes a 10% holder may not adversely affect the interests of holders of Rights.

                     DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

         FPL Group may issue stock purchase contracts, including contracts that obligate holders to purchase from FPL Group, and FPL Group to sell to these holders, a specified number of shares of common stock at a future date or dates. FPL Group Capital may also be a party to the stock purchase contracts. The consideration per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of stock purchase units consisting of a stock purchase contract and either Debt Securities or debt obligations of third parties, including U.S. Treasury securities, that are pledged to secure the holders' obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require FPL Group and/or FPL Group Capital to make periodic payments to the holders of some or all of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under these stock purchase contracts in a specified manner.

         A prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units being offered. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts. Some of the important United States Federal income tax considerations applicable to the stock purchase units and stock purchase contracts will be discussed in the related prospectus supplement.

                              PLAN OF DISTRIBUTION

         FPL Group and FPL Group Capital may sell the securities offered pursuant to this prospectus ("Offered Securities"):

         (1)      through underwriters or dealers,

         (2)      through agents, or

         (3)      directly to one or more purchasers.

         THROUGH UNDERWRITERS OR DEALERS. If FPL Group or FPL Group Capital uses underwriters in the sale of the Offered Securities, the underwriters will acquire the Offered Securities for their own account. The underwriters may resell the Offered Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell the Offered Securities directly or through underwriting syndicates represented by managing underwriters. Unless otherwise stated in the prospectus supplement relating to the Offered Securities, the obligations of the underwriters to purchase those Offered Securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of those Offered Securities if they purchase any of them. If FPL Group or FPL Group Capital uses a dealer in the sale, FPL Group or FPL Group Capital will sell the Offered Securities to the dealer as principal. The dealer may then resell those Offered Securities at varying prices determined at the time of resale.

         Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         THROUGH AGENTS. FPL Group or FPL Group Capital may designate one or more agents to sell the Offered Securities. Unless otherwise stated in a prospectus supplement, the agents will agree to use their best efforts to solicit purchases for the period of their appointment.

         DIRECTLY. FPL Group or FPL Group Capital may sell the Offered Securities directly to one or more purchasers. In this case, no underwriters, dealers or agents would be involved.

         GENERAL INFORMATION. A prospectus supplement will state the name of any underwriter, dealer or agent and the amount of any compensation, underwriting discounts or concessions paid, allowed or reallowed to them. A prospectus supplement will also state the proceeds to FPL Group or FPL Group Capital from the sale of the Offered Securities, any initial public offering price and other terms of the offering of those Offered Securities.

         FPL Group and FPL Group Capital may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the Offered Securities from FPL Group and FPL Group Capital at the public offering price and on the terms described in the related prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future.

         FPL Group and FPL Group Capital may have agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act of 1933.

                                     EXPERTS

         The consolidated financial statements incorporated by reference in this prospectus from FPL Group's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         Legal conclusions and opinions specifically attributed to counsel, if any, in the documents incorporated by reference in this prospectus have been reviewed by Steel Hector & Davis LLP, West Palm Beach, Florida, counsel to FPL Group and FPL Group Capital, and are set forth on the authority of that firm as experts.

                                 LEGAL OPINIONS

         Steel Hector & Davis LLP, West Palm Beach, Florida and Thelen Reid & Priest LLP, New York, New York, co-counsel to FPL Group and FPL Group Capital, will pass upon the legality of the Offered Securities for FPL Group Capital and FPL Group. Pillsbury Winthrop LLP, New York, New York, will pass upon the legality of the Offered Securities for any underwriter, dealer or agent. Thelen Reid & Priest LLP and Pillsbury Winthrop LLP may rely as to all matters of Florida law upon the opinion of Steel Hector & Davis LLP. Steel Hector & Davis LLP may rely as to all matters of New York law upon the opinion of Thelen Reid & Priest LLP.


                       -----------------------------------


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. NEITHER FPL GROUP CAPITAL NOR FPL GROUP HAS AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER FPL GROUP CAPITAL NOR FPL GROUP IS MAKING AN OFFER OF THESE OFFERED SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.